vnu

RECEIVED
DEC 27 2004
SEC MAIL PROCESSING SECTION WASH. D.C. 202

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications /
Investor Relations

04046986

Date	December 15, 2004
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed a press release dated December 15, 2004:

VNU EXPECTS TO DELIVER ON TOP END OF 2004 GUIDANCE FOR CASH EARNINGS PER SHARE GROWTH OF 7-9%

With kind regards,
VNU bv

Rob de Meel
Senoir Vice President

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

dw 1/4

Press release

ADR 82-2876

Date December 15, 2004

TRADING UPDATE

VNU EXPECTS TO DELIVER ON TOP END OF 2004 GUIDANCE FOR CASH EARNINGS PER SHARE GROWTH OF 7-9%

- **As a result of positive developments during the second half year, the company expects 2004 underlying[1] cash earnings per share (CEPS) growth at the top end of the 7-9% range in constant currencies, even including the negative impact of both the Directories group divestiture (approximately EUR 8 million) and the partial relocation of the Haarlem headquarters to New York (approximately EUR 8 million), which were not part of the August guidance.**

- **Reported CEPS is expected to increase between17% to 19%, driven by positive business developments and a favorable comparison with 2003, which included incidental items; this growth is partially offset by a further weakening of the US dollar in 2004.**

- **Strong organic revenue growth (above market average) in Marketing Information (approximately + 6%) and Media Measurement & Information (at least + 7%); both groups expect to deliver on 2004 margin guidance (approximately 12% for MI and almost 23% for MMI). Going forward VNU moves away from the 15% MI margin target for 2006 and refrains from giving long-term margin guidance for MI, in line with the policy for its other business groups (see page 4).**

- **Following the divestiture of the Directories group, the net debt position at year-end 2004 is expected to be approximately EUR 700 million.**

- **An impairment charge is expected of approximately EUR 40 million.**

Haarlem, the Netherlands - VNU, a leading global information and media company, today announced that it expects growth in underlying[1] cash earnings per share (earnings per share before goodwill amortization and impairment charges) in constant currencies to be at the top end of the range of its previous guidance in August of 7% to 9%, as a result of positive developments during the second half of the year. Included in this figure will be a one-off cash earnings charge of approximately EUR 8 million for the partial relocation of the Haarlem headquarters to New York.
In addition, the successful divestiture of the Directories group announced on November 29, 2004 is expected to have in total a negative impact of approximately EUR 8 million on 2004 cash earnings (see specification under "Other developments" on page 5). Excluding these two items, which were not anticipated in the August guidance, 2004 CEPS growth is expected to be well ahead of the indicated range.

[1] *Excluding the 2003 reorganization charges and the Claritas Europe bookloss.*

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

On a reported basis, CEPS is expected to increase between 17% and 19%; in addition to the positive developments in the business, this growth rate is also positively impacted by one-off charges which lowered 2003 CEPS (reorganization charges and a book loss on the Claritas Europe divestiture), partially offset by the negative effect of a further weakening of the US dollar in 2004.

Rob van den Bergh, Chairman and CEO of VNU commented:

"VNU had a very solid year in 2004. We continued to grow our top and bottom lines, improve our efficiency and invest in product and service innovations that will drive our future growth. Equally important, with the successful sale of our Directories business, we will become a more focused and faster-growing company. We plan to use at least half of the proceeds from the sale to lower our debt, and we will earmark the remainder for potential acquisitions that will strengthen our marketing and media information and trade show businesses.

I'm particularly pleased with the continued strong demand for our marketing and media information services, as evidenced by our robust top-line growth in these groups. For the full year, we expect Marketing Information (MI) organic revenues to increase by approximately 6%, and Media Measurement & Information (MMI) organic revenues to grow at least 7%. These rates are above the industry average.

In the MI group, revenue growth and margins in 2004 are in line with previous guidance. ACNielsen is delivering strong organic growth in four of its five operating regions. The lone exception is Europe, where the complex transition to a new data factory is taking longer than originally planned, and ACNielsen is facing a difficult business climate. Our Advisory Services business, meanwhile, is making good progress combining resources from across VNU and partnering with third parties to develop a new generation of advanced, higher-value business solutions for our clients. BASES, in particular, is doing well, as it continues to expand its new-product forecasting services around the world.

In the MMI group, revenue and margins are expected to increase as Nielsen Media Research (NMR) continues to grow, and NetRatings shows better results. In the U.S., NMR should see approximately 11% organic revenue growth as it continues to expand its national TV ratings service and introduce Local People Meter (LPM) measurement in the nation's top television markets. Despite earlier controversy, the LPM is now introduced in five markets, and is supported by virtually all of Nielsen's clients.

Business Information should deliver improved operating income on the strength of our trade show business, which continues its solid growth in the U.S. and Europe.

Advertising markets for our trade publications appear to have bottomed out and we're seeing early signs of recovery in some segments, such as entertainment and recruitment. With our lower cost base in this business, we are well positioned to capitalize on any recovery in advertising revenues that may materialize in 2005.

Overall, I believe VNU has the strongest, most valuable assets in our industry. As we continue to combine and leverage these resources to create advanced business solutions for our clients, I am confident that we have excellent prospects for future growth."

UPDATE BY GROUP

Marketing Information
VNU expects full-year 2004 organic revenue in its Marketing Information group to grow approximately 6%, above the industry average and reflecting continued solid performance by ACNielsen and the business units of Advisory Services. The group's operating margin is expected to be approximately 12%. Both figures are in line with previous guidance.

ACNielsen is expected to deliver strong organic revenue growth and higher profits in four of its five operating regions, exceeding expectations, while growing or maintaining market share in all regions as it continues to attract new clients. Results, however, will be lower than expected in Europe, where ACNielsen is going through a complex transition to a new data factory – a process that is taking longer than originally planned – at a time when the consumer packaged goods (CPG) industry in Europe is facing difficult conditions.

In Advisory Services, all business units are performing well, with BASES, in particular, exceeding expectations as it continues to expand its new-product forecasting services around the world.

VNU is focusing on three key initiatives to drive future margin growth in the MI group:

- The MegaPanel expansion in the U.S.
- Project Atlas in North America
- New Factory rollout in Europe

ACNielsen remains on track to deliver against two of these initiatives – the MegaPanel expansion and Project Atlas. In the U.S., ACNielsen successfully completed the first phase of its MegaPanel expansion, increasing the size of its Homescan consumer panel to an industry-leading 91,500 households, from 61,500.

vnu

Press release

The second phase, to be completed in October 2005, will increase the size of the panel to 125,000 households, effectively doubling its size in two years. ACNielsen also is making good progress with Project Atlas, a multiyear business improvement program that will modernize and take unnecessary costs out of ACNielsen's North American operations, while enhancing its service capabilities. Under Atlas, ACNielsen reached an agreement to outsource some back office functions, and renegotiated a major contract to continue outsourcing its core mainframe data processing in the U.S.
In Europe, after an initial evaluation period in several countries with selected launch clients, the new management team determined that a more measured rollout of its new data factory would be appropriate. The new rollout plan allows more time for the organization and its clients to fully realize all capabilities of the new factory including cross geographic reporting, more rapid delivery of key market data and the ability to select preformatted views of their information ("I-Sights") delivered over the web.

With a longer rollout, ACNielsen anticipates incurring additional transition and operating costs well into 2007, as it continues to run its current data production systems while converting clients to the new platform. These additional costs, which amount to approximately EUR 20 million per year, will prevent the MI group from meeting its 15% margin target for 2006. Going forward, VNU will refrain from giving long-term margin guidance for the MI group, in line with the policy of its other business groups.

VNU remains confident that the MI group's margin will improve after 2005, when its three key initiatives will begin to generate positive returns and further strengthen ACNielsen's position in the marketplace.

Media Measurement & Information
Organic revenue growth is expected to be at least 7%, while the group's margin will be nearly 23%, which is at the high end of the guidance in the 2004 half yearly report.

In the U.S., Nielsen Media Research, the group's largest business unit, is expected to show organic growth of its revenues of approximately 11%. The growth is being fueled by the expansion of Nielsen's national TV ratings sample, which is ahead of schedule, and the introduction of Local People Meter (LPM) service in five leading U.S. TV markets, part of the plan to launch the LPM in the top 10 TV markets by 2006. Nielsen continues to sign new agreements with clients in support of the expanded services.

The group's results also are expected to be helped by an improved performance at NetRatings, the internet measurement unit in which VNU has a 63% interest. NetRatings announced that it expects a further reduction of losses in 2004. Meanwhile, the group's Nielsen Entertainment division continues to face difficult markets and competitive pressures that are expected to hold down its results for the year.
Looking to future growth, VNU announced plans during the year to form a 50-50 joint venture with WPP's Kantar Media Research that will combine the multinational TV ratings businesses of Nielsen Media Research International (NMRI) and Kantar's AGB Group. Upon completion of the joint venture, Nielsen will offer TV ratings in 46 countries, representing more than 70 percent of the global television market. In addition, NMRI continued to expand its TV ratings service in China, and announced plans to form a joint venture with BBM that will create a single-currency TV ratings service in Canada. The group, meanwhile, continued to launch promising new audience measurement services in areas that are attracting increased advertising spending, including outdoor media, cinemas, video games, product placements and sports sponsorships.

Business Information
Operating income in constant currencies will be higher than in 2003, beating the August guidance, as the group's trade show business continued its growth in the U.S. and Europe. Advertising revenues in constant currencies for the group's trade magazines and e-media will be somewhat lower than in 2003, but the market appears to have bottomed out. Early signs of recovery are visible in some industry segments and in part of the recruitment advertising market in Europe.

Other developments
The divestiture of the Directories group is expected to have a total negative impact of EUR 8 million on 2004 cash earnings. This can be split into 3 elements:

- the absence of Directories income in December 2004	-17 m
- the presently expected book gain	+ 6 m
- extra interest income on proceeds	+ 3 m
	- 8 m

As a result of the relocation of a part of the headquarters in Haarlem, the Netherlands to New York we expect an after tax provision of approximately EUR 8 million.

Press release

FINANCES

VNU expects further improvement in its credit statistics. The interest coverage ratio in 2004 is expected to be approximately 6.7, slightly better than the guidance.
As a result of the proceeds of the divestiture of the Directories group, net debt is expected to be approximately EUR 700 million at year-end 2004 versus almost EUR 3.0 billion at year-end 2003. In January 2005, VNU expects to give more details of an earlier announced buy-back program concerning some of its debt instruments outstanding. To the extent that this debt will have a higher market- than book value, this buy-back program will cause a one-time book loss in 2005, which will be compensated by lower interest costs going forward.

In the fourth quarter of 2004, both rating agencies reviewed the companies credit rating. Standard & Poors downgraded VNU from BBB+ with negative outlook to BBB with stable outlook, while Moody's changed its rating upwards to Baa1 with stable outlook from Baa1 with negative outlook.

VNU successfully arranged an EUR 1 billion stand by credit facility in November 2004 to replace, at lower costs, two existing facilities of EUR 740 million.

Capital expenditures for 2004 are expected to be approximately EUR 200 million.

VNU expects an impairment charge in 2004 of approximately EUR 40 million, mainly due to lower than previously expected advertising revenues in some of its trade magazines in the Business Information group.
This charge will not affect VNU's cash earnings per share.

In March 2005, VNU expects to propose total annual dividend per share for 2004 to be at the same level as 2003 (EUR 0.55).

Forward-looking statements

This document contains forward-looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

Further information
On Wednesday, December 15, 2004 at 09.30 a.m. (CET) a conference call for investors and financial analysts will be held. An audiotape of this conference call will be available up to 48 hours after the event. For more information please call Paul Scott of Taylor Rafferty Associates at telephone number +44 207 614 2900. The conference call may also be heard live on VNU's corporate website www.vnu.com.

In line with the Investor Relations Guidelines to be found on our corporate website, the 'closed period' before the publication of the 2004 yearly figures will start Monday, January 10, 2005.

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00